UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 4, 2022	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On August 4, 2022, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 9th meeting of its 10th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	The Company’s consolidated financial statements of Q2 2022; and

(2)	Change of chairman and director of ChipMOS TECHNOLOGIES (BVI) LTD. from Mr. Lafair Cho to Mr. D.Y. Tsai, the Company’s executive vice president, effective August 15, 2022.

With respect to resolution (1), the Company’s consolidated results for the six months ended June 30, 2022 include:

•	operating revenue of NT$13,576,959 thousand,

•	gross profit from operations of NT$3,419,916 thousand,

•	operating profit of NT$2,509,148 thousand,

•	profit before income tax of NT$3,047,019 thousand,

•	profit for the period of NT$2,545,287 thousand,

•	basic earnings per share of NT$3.50; and

as of June 30, 2022,

•	total assets were NT$43,037,213 thousand,

•	total liabilities were NT$19,261,759 thousand,

•	equity attributable to equity holders of the Company was NT$23,775,454 thousand.